UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59833 / April 28, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13431

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In the Matter of   :
                                            :   ORDER MAKING FINDINGS
IAC HOLDINGS, INC.   :   AND REVOKING REGISTRATION
                                            :   BY DEFAULT
                                            :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on April 7, 2009, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the
Respondent was served with the OIP in accordance with Rule 141 of the Commission's Rules of
Practice on April 13, 2009. Respondent's Answer was due ten days from the date of service.
See 17 C.F.R. § 201.220(b); OIP at 2. On April 22, 2009, the Division filed a Motion to Convert
Hearing to Telephonic Prehearing Conference, requesting that the April 30, 2009, hearing be
postponed and a prehearing conference be scheduled in its place. Because no Answer has been
filed, and the time for filing Answers has expired, holding a prehearing conference is
unnecessary.

        Respondent IAC Holdings, Inc. (IAC), is in default for failing to file an Answer to the
OIP. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice
155(a), I find the following allegations in the OIP to be true.

        IAC is a Florida corporation headquartered in Orlando, Florida. IAC purported to
operate three injury and accident clinics in Florida providing chiropractic treatment and services.
IAC's common stock is registered with the Commission pursuant to Section 12(g) of the
Exchange Act. IAC's stock is not currently quoted or traded.

        IAC filed its last Form 10-Q for the quarter ended March 31, 2008, on June 13, 2008.
Since then, IAC Holdings has not filed any periodic reports.

IAC is delinquent on the following periodic filings: (1) Form 10-Q for the period ended June 30, 2008, due on August 14, 2008; and (2) Form 10-Q for the period ended September 30, 2008, due on November 14, 2008.

IAC also failed to file a Form 8-K to report the termination of the Company's relationship with its auditor.

IAC is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-11 requires issuers to file current reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-11 and 13a-13 thereunder. Its failure to respond to the OIP in the time required constitutes a default. The Division's Motion to Convert Hearing to Telephonic Prehearing Conference is moot.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of IAC Holdings, Inc., is revoked.

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Robert G. Mahony
Administrative Law Judge